WAL★MART
MEXICO

03 FEB 19 7:21

FILE N°
82-4609

February 13, 2003

Mr. Paul Dudek, Chief
Office of International Corpora
Securities and Exchange C
450 Fifth Street N.W.
Washington, D.C. 20549
U.S.A.

03003907

SUPPL

Re: Information pursuant to Ruling 12g3-2 (b) Exemption

Ladies and Gentlemen:

In order to continue being exempt from the requirements of Rule 12g3-2(b) under the Securities Exchange Act of 1934, enclosed you will find the consolidated financial information for 4th quarter 2002, press release results of 2002, press release sales and reports on shares repurchase for January 2003 of Wal-Mart de Mexico, S.A. de C.V., which were delivered to the Mexican Stock Exchange.

Kindly acknowledge receipt of this letter as well as what is attached by stamping and returning the enclosed copy of this letter or by a fax message to the following number: 011-52-55-5328-3557.

Sincerely,

PROCESSED
MAR 03 2003
THOMSON
FINANCIAL

Jorge Muñoz Lopez
Accounting Director

The above-mentioned material is enclosed.

dlw 2/19

ADMINISTRATIVE OFFICES:

- NEXTENGO N° 78 COL. STA. CRUZ ACAYUCAN DEL. AZCAPOTZALCO C.P. 02770 TEL. 5328-35-00
- BLVD. AVILA CAMACHO N° 487 COL. PERIODISTAS, DELEGACION MIGUEL HIDALGO, C.P. 11220 TEL. 5395-10-88

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **WALMEX** Quarter: **4** Year: **2002**

WAL - MART DE MEXICO, S.A. DE C.V.

03 FEB 10 7:21

FILE N° 82-4609

CONSOLIDATED FINANCIAL STATEMENT
AT DECEMBER 31 OF 2002 AND 2001
(Thousands of Pesos)

JUDGED INFORMATION **Final Printing**

REF S	CONCEPTS	QUARTER OF PRESENT Amount	%	QUARTER OF PREVIOUS Amount	%
1	**TOTAL ASSETS**	**59,717,011**	**100**	**55,251,694**	**100**
2	**CURRENT ASSETS**	**22,844,748**	**38**	**21,257,927**	**38**
3	CASH AND SHORT-TERM INVESTMENTS	9,768,038	16	9,935,200	18
4	ACCOUNTS AND DOCUMENTS RECEIVABLE (NET)	979,693	2	1,507,481	3
5	OTHER ACCOUNTS AND DOCUMENTS RECEIVABLE	1,132,961	2	171,000	0
6	INVENTORIES	10,773,968	18	9,317,859	17
7	OTHER CURRENT ASSETS	190,088	0	326,387	1
8	**LONG-TERM**	**0**	**0**	**0**	**0**
9	ACCOUNTS AND DOCUMENTS RECEIVABLE (NET)	0	0	0	0
10	INVESTMENT IN SHARES OF SUBSIDIARIES AND NON-CONSOLIDATED	0	0	0	0
11	OTHER INVESTMENTS	0	0	0	0
12	**PROPERTY, PLANT AND EQUIPMENT**	**36,872,263**	**62**	**33,993,767**	**62**
13	PROPERTY	35,657,207	60	32,444,955	59
14	MACHINERY AND INDUSTRIAL	0	0	0	0
15	OTHER EQUIPMENT	14,161,236	24	12,972,930	23
16	ACCUMULATED DEPRECIATION	13,465,287	23	12,241,131	22
17	CONSTRUCTION IN PROGRESS	519,107	1	817,013	1
18	**DEFERRED ASSETS (NET)**	**0**	**0**	**0**	**0**
19	**OTHER ASSETS**	**0**	**0**	**0**	**0**
20	**TOTAL LIABILITIES**	**21,815,725**	**100**	**20,530,994**	**100**
21	**CURRENT LIABILITIES**	**16,486,790**	**76**	**15,235,187**	**74**
22	SUPPLIERS	13,882,611	64	13,000,413	63
23	BANK LOANS	0	0	0	0
24	STOCK MARKET LOANS	0	0	0	0
25	TAXES TO BE PAID	700,955	3	649,434	3
26	OTHER CURRENT LIABILITIES	1,903,224	9	1,585,340	8
27	**LONG-TERM LIABILITIES**	**0**	**0**	**0**	**0**
28	BANK LOANS	0	0	0	0
29	STOCK MARKET LOANS	0	0	0	0
30	OTHER LOANS	0	0	0	0
31	**DEFERRED LOANS**	**5,304,100**	**24**	**5,295,120**	**26**
32	**OTHER LIABILITIES**	**24,835**	**0**	**687**	**0**
33	**CONSOLIDATED STOCK HOLDERS' EQUITY**	**37,901,286**	**100**	**34,720,700**	**100**
34	**MINORITY INTEREST**				
35	**MAJORITY INTEREST**	**37,901,286**	**100**	**34,720,700**	**100**
36	**CONTRIBUTED CAPITAL**	**12,631,295**	**33**	**11,840,467**	**34**
37	PAID-IN CAPITAL STOCK (NOMINAL)	5,601,675	15	4,503,553	13
38	RESTATEMENT OF PAID-IN CAPITAL STOCK	6,439,964	17	6,398,293	18
39	PREMIUM ON SALES OF SHARES	589,656	2	938,621	3
40	CONTRIBUTIONS FOR FUTURE CAPITAL INCREASES	0	0	0	0
41	**CAPITAL INCREASE (DECREASE)**	**25,269,991**	**67**	**22,880,233**	**66**
42	RETAINED EARNINGS AND CAPITAL RESERVE	24,933,371	66	21,928,382	63
43	REPURCHASE FUND OF SHARES	3,248,032	9	3,892,046	11
44	EXCESS (SHORTFALL) IN RESTATEMENT OF STOCK HOLDERS' EQUITY	(7,854,505)	(21)	(7,373,168)	(21)
45	NET INCOME FOR THE YEAR	4,943,093	13	4,432,973	13

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **WALMEX**
WAL - MART DE MEXICO, S.A. DE C.V.

QUARTER: **4** YEAR: **2002**

FILE N°
82-4609

CONSOLIDATED FINANCIAL STATEMENT
BREAKDOWN OF MAIN CONCEPTS
(Thousands of Pesos)

JUDGED INFORMATION

Final Printing

REFS	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL YEAR	
		Amount	%	Amount	%
3	**CASH AND SHORT-TERM INVESTMENTS**	**9,768,038**	**100**	**9,935,200**	**100**
46	CASH	43,724	0	42,479	0
47	SHORT-TERM INVESTMENTS	9,724,314	100	9,892,721	100
18	**DEFERRED ASSETS (NET)**	**0**	**100**	**0**	**100**
48	AMORTIZED OR REDEEMED EXPENSES	0	0	0	0
49	GOODWILL	0	0	0	0
50	DEFERRED TAXES	0	0	0	0
51	OTHERS	0	0	0	0
21	**CURRENT LIABILITIES**	**16,486,790**	**100**	**15,235,187**	**100**
52	FOREING CURRENCY LIABILITIES	1,438,990	9	1,214,310	8
53	MEXICAN PESOS LIABILITIES	15,047,800	91	14,020,877	92
24	**STOCK MARKET LOANS**	**0**	**100**	**0**	**100**
54	COMMERCIAL PAPER	0	0	0	0
55	CURRENT MATURITIES OF MEDIUM TERM NOTES	0	0	0	0
56	CURRENT MATURITIES OF BONDS	0	0	0	0
26	**OTHER CURRENT LIABILITIES**	**1,903,224**	**100**	**1,585,340**	**100**
57	OTHER CURRENT LIABILITIES WITH COST	0	0	0	0
58	OTHER CURRENT LIABILITIES WITHOUT COST	1,903,224	100	1,585,340	100
27	**LONG-TERM LIABILITIES**	**0**	**100**	**0**	**100**
59	FOREING CURRENCY LIABILITIES	0	0	0	0
60	MEXICAN PESOS LIABILITIES	0	0	0	0
29	**STOCK MARKET LOANS**	**0**	**100**	**0**	**100**
61	BONDS	0	0	0	0
62	MEDIUM TERM NOTES	0	0	0	0
30	**OTHER LOANS**	**0**	**100**	**0**	**100**
63	OTHER LOANS WITH COST	0	0	0	0
64	OTHER LOANS WITHOUT COST	0	0	0	0
31	**DEFERRED LOANS**	**5,304,100**	**100**	**5,295,120**	**100**
65	NEGATIVE GOODWILL	0	0	0	0
66	DEFERRED TAXES	5,304,100	100	5,295,120	100
67	OTHERS	0	0	0	0
32	**OTHER LIABILITIES**	**24,835**	**100**	**687**	**100**
68	RESERVES	24,835	100	687	100
69	OTHERS LIABILITIES	0	0	0	0
44	**EXCESS (SHORTFALL) IN RESTATEMENT OF STOCK HOLDERS' EQUITY**	**(7,854,505)**	**100**	**(7,373,168)**	**100**
70	ACCUMULATED INCOME DUE TO MONETARY POSITION	0	0	0	0
71	INCOME FROM NON-MONETARY POSITION ASSETS	(7,854,505)	(100)	(7,373,168)	(100)

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **WALMEX** QUARTER: **4** YEAR: **2002**
WAL - MART DE MEXICO, S.A. DE C.V.

FILE N°
82-4609

CONSOLIDATED FINANCIAL STATEMENT
OTHER CONCEPTS
(Thousands of Pesos)

JUDGED INFORMATION **Final Printing**

REF S	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	QUARTER OF PREVIOUS FINANCIAL YEAR Amount
72	WORKING CAPITAL	6,357,958	6,022,740
73	PENSIONS FUND AND SENIORITY PREMIUMS	142,130	149,733
74	EXECUTIVES (*)	0	0
75	EMPLOYERS (*)	92,708	84,607
76	WORKERS (*)	0	0
77	CIRCULATION SHARES (*)	4,461,903,845	4,443,858,098
78	REPURCHASED SHARES (*)	30,851,200	24,734,200

(*) THESE CONCEPTS SHOULD BE EXPRESSED IN UNITS.

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **WALMEX**
WAL - MART DE MEXICO, S.A. DE C.V.

QUARTER: **4** YEAR: **2002**

FILE N° 82-4609

CONSOLIDATED EARNING STATEMENT
FROM JANUARY THE 1st TO DECEMBER 31 OF 2002 AND 2001
(Thousands of Pesos)

JUDGED INFORMATION

Final Printing

REF R	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL YEAR	
		Amount	%	Amount	%
1	**NET SALES**	**105,805,898**	**100**	**93,587,446**	**100**
2	COST OF SALES	84,252,048	80	74,552,591	80
3	**GROSS INCOME**	**21,553,850**	**20**	**19,034,855**	**20**
4	OPERATING EXPENSES	15,238,379	14	13,627,826	15
5	**OPERATING INCOME**	**6,315,471**	**6**	**5,407,029**	**6**
6	TOTAL FINANCING COST	(942,919)	(1)	(1,332,888)	(1)
7	**INCOME AFTER FINANCING COST**	**7,258,390**	**7**	**6,739,917**	**7**
8	OTHER FINANCIAL OPERATIONS	139,434	0	205,367	0
9	**INCOME BEFORE TAXES AND WORKERS' PROFIT SHARING**	**7,118,956**	**7**	**6,534,550**	**7**
10	RESERVE FOR TAXES AND WORKERS' PROFIT SHARING	2,175,863	2	2,101,577	2
11	**NET INCOME AFTER TAXES AND WORKERS' PROFIT SHARING**	**4,943,093**	**5**	**4,432,973**	**5**
12	SHARE IN NET INCOME OF SUBSIDIARIES AND NON-CONSOLIDATED ASSOCIATES	0	0	0	0
13	**CONSOLIDATED NET INCOME OF CONTINUOUS**	**4,943,093**	**5**	**4,432,973**	**5**
14	INCOME OF DISCONTINUOUS OPERATIONS	0	0	0	0
15	**CONSOLIDATED NET INCOME BEFORE EXTRAORDINARY ITEMS**	**4,943,093**	**5**	**4,432,973**	**5**
16	EXTRAORDINARY ITEMS NET EXPENSES (INCOME)	0	0	0	0
17	NET EFFECT AT THE BEGINNING OF THE YEAR BY CHANGES IN ACCOUNTING PRINCIPLES	0	0	0	0
18	**NET CONSOLIDATED INCOME**	**4,943,093**	**5**	**4,432,973**	**5**
19	NET INCOME OF MINORITY INTEREST				
20	**NET INCOME OF MAJORITY INTEREST**	**4,943,093**	**5**	**4,432,973**	**5**

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **WALMEX**
WAL - MART DE MEXICO, S.A. DE C.V.

QUARTER: **4** YEAR: **2002**

FILE N°
82-4609

CONSOLIDATED EARNING STATEMENT
BREAKDOWN OF MAIN CONCEPTS
(Thousands of Pesos)

JUDGED INFORMATION

Final Printing

REF R	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	%	QUARTER OF PREVIOUS FINANCIAL Amount	%
1	**NET SALES**	**105,805,898**	100	**93,587,446**	100
21	DOMESTIC	105,805,898	100	93,587,446	100
22	FOREIGN			0	0
23	TRANSLATED INTO DOLLARS (***)			0	0
6	**TOTAL FINANCING COST**	**(942,919)**	100	**(1,332,888)**	100
24	INTEREST PAID	0	0	0	0
25	EXCHANGE LOSSES	3,926	0	0	0
26	INTEREST EARNED	714,695	76	1,179,158	88
27	EXCHANGE PROFITS	0	0	46,439	3
28	GAIN DUE TO MONETARY POSITION	(232,150)	(25)	(107,291)	(8)
8	**OTHER FINANCIAL OPERATIONS**	**139,434**	100	**205,367**	100
29	OTHER NET EXPENSES (INCOME) NET	139,434	100	205,367	100
30	(PROFIT) LOSS ON SALE OF OWN SHARES	0	0	0	0
31	(PROFIT) LOSS ON SALE OF SHORT-TERM INVESTMENTS	0	0	0	0
10	**RESERVE FOR TAXES AND WORKERS' PROFIT SHARING**	**2,175,863**	100	**2,101,577**	100
32	INCOME TAX	1,889,310	87	1,734,155	83
33	DEFERED INCOME TAX	242,973	11	303,989	14
34	WORKERS' PROFIT SHARING	43,580	2	63,433	3
35	DEFERED WORKERS' PROFIT SHARING	0	0	0	0

(***) THOUSANDS OF DOLLARS

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **WALMEX**
WAL - MART DE MEXICO, S.A. DE C.V.

QUARTER: **4** YEAR: **2002**

FILE N°
82-4609

CONSOLIDATED EARNING STATEMENT
OTHER CONCEPTS
(Thousands of Pesos)

JUDGED INFORMATION

Final Printing

REF R	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	QUARTER OF PREVIOUS FINANCIAL YEAR Amount
36	TOTAL SALES	0	0
37	NET INCOME OF THE YEAR	0	0
38	NET SALES (**)	105,805,898	93,587,446
39	OPERATION INCOME (**)	6,315,471	5,407,029
40	NET INCOME OF MAYORITY INTEREST(**)	4,943,093	4,432,973
41	NET CONSOLIDATED INCOME (**)	4,943,093	4,432,973

(**) THE RESTATED INFORMATION ON THE LAST TWELVE MONTHS SHOULD BE USED

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **WALMEX** QUARTER: **4** YEAR: **2002**
WAL - MART DE MEXICO, S.A. DE C.V.

FILE N°
82-4609

CONSOLIDATED FINANCIAL STATEMENT
FROM JANUARY THE 1st TO DECEMBER 31 OF 2002 AND 2001
(Thousands of Pesos)

JUDGED INFORMATION **Final Printing**

REF C	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	QUARTER OF PREVIOUS FINANCIAL YEAR Amount
1	**CONSOLIDATED NET INCOME**	**4,943,093**	**4,432,973**
2	+(-) ITEMS ADDED TO INCOME WHICH DO NOT REQUIRE USING CASH	2,202,365	2,065,321
3	**CASH FLOW FROM NET INCOME OF THE YEAR**	**7,145,458**	**6,498,294**
4	CASH FLOW FROM CHANGE IN WORKING CAPITAL	(1,149,948)	(2,246,106)
5	**CASH GENERATED (USED) IN OPERATING ACTIVITIES**	**5,995,510**	**4,252,188**
6	CASH FLOW FROM EXTERNAL FINANCING	0	0
7	CASH FLOW FROM INTERNAL FINANCING	(932,892)	(2,850,959)
8	**CASH FLOW GENERATED (USED) BY FINANCING**	**(932,892)**	**(2,850,959)**
9	**CASH FLOW GENERATED (USED) IN INVESTMENT ACTIVITIES**	**(5,229,780)**	**(4,704,377)**
10	NET INCREASE (DECREASE) IN CASH AND SHORT-TERM INVESTMENTS	(167,162)	(3,303,148)
11	CASH AND SHORT-TERM INVESTMENTS AT THE BEGINNING OF PERIOD	9,935,200	13,238,348
12	CASH AND SHORT-TERM INVESTMENTS AT THE END OF PERIOD	9,768,038	9,935,200

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **WALMEX**
WAL - MART DE MEXICO, S.A. DE C.V.

QUARTER: **4** YEAR: **2002**

FILE Nº 82-4609

CONSOLIDATED FINANCIAL STATEMENT
BREAKDOWN OF MAIN CONCEPTS
(Thousands of Pesos)

JUDGED INFORMATION

Final Printing

REF C	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	QUARTER OF PREVIOUS FINANCIAL YEAR Amount
2	**+ (-) ITEMS ADDED TO INCOME WHICH DO NOT REQUIRE USING CASH**	**2,202,365**	**2,065,321**
13	DEPRECIATION AND AMORTIZATION FOR THE YEAR	2,006,040	1,787,097
14	+ (-) NET INCREASE (DECREASE) IN PENSIONS FUND AND SENIORITY PREMIUMS	23,473	12,820
15	+ (-) NET LOSS (PROFIT) IN MONEY EXCHANGE	0	0
16	+ (-) NET LOSS (PROFIT) IN ASSETS AND LIABILITIES ACTUALIZATION	0	0
17	+ (-) OTHER ITEMS	172,852	265,404
4	**CASH FLOW FROM CHANGE IN WORKING CAPITAL**	**(1,149,948)**	**(2,246,106)**
18	+ (-) DECREASE (INCREASE) IN ACCOUNT RECEIVABLE	(434,173)	(410,854)
19	+ (-) DECREASE (INCREASE) IN INVENTORIES	(1,955,756)	(1,026,838)
20	+ (-) DECREASE (INCREASE) IN OTHER ACCOUNT RECEIVABLE	136,299	(48,430)
21	+ (-) INCREASE (DECREASE) IN SUPPLIER ACCOUNT	882,198	(731,553)
22	+ (-) INCREASE (DECREASE) IN OTHER LIABILITIES	221,484	(28,431)
6	**CASH FLOW FROM EXTERNAL FINANCING**	**0**	**0**
23	+ SHORT-TERM BANK AND STOCK MARKET FINANCING	0	0
24	+ LONG-TERM BANK AND STOCK MARKET FINANCING	0	0
25	+ DIVIDEND RECEIVED	0	0
26	+ OTHER FINANCING	0	0
27	(-) BANK FINANCING AMORTIZATION	0	0
28	(-) STOCK MARKET AMORTIZATION	0	0
29	(-) OTHER FINANCING AMORTIZATION	0	0
7	**CASH FLOW FROM INTERNAL FINANCING**	**(932,892)**	**(2,850,959)**
30	+ (-) INCREASE (DECREASE) IN CAPITAL STOCKS	(683,224)	(663,009)
31	(-) DIVIDENS PAID	(249,668)	(2,187,950)
32	+ PREMIUM ON SALE OF SHARES	0	0
33	+ CONTRIBUTION FOR FUTURE CAPITAL INCREASES	0	0
9	**CASH FLOW GENERATED (UTILIZED) IN INVESTMENT ACTIVITIES**	**(5,229,780)**	**(4,704,377)**
34	+ (-) DECREASE (INCREASE) IN STOCK INVESTMENTS OF A PERMANENT NATURE	0	0
35	(-) ACQUISITION OF PROPERTY, PLANT AND EQUIPMENT	(5,043,651)	(4,472,766)
36	(-) INCREASE IN CONSTRUCTIONS IN PROGRESS	0	0
37	+ SALE OF OTHER PERMANENT INVESTMENTS	0	0
38	+ SALE OF TANGIBLE FIXED ASSETS	147,139	91,392
39	+ (-) OTHER ITEMS	(333,268)	(323,003)

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **WALMEX** QUARTER: **4** YEAR: **2002**
WAL - MART DE MEXICO, S.A. DE C.V.

FILE N° 82-4609

RATIOS
CONSOLIDATED

JUDGED INFORMATION **Final Printing**

REF P	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR	QUARTER OF PREVIOUS FINANCIAL YEAR
	YIELD		
1	NET INCOME TO NET SALES	4.67 %	4.74 %
2	NET INCOME TO STOCK HOLDERS' EQUITY (**)	13.04 %	12.77 %
3	NET INCOME TO TOTAL ASSETS (**)	8.28 %	8.02 %
4	CASH DIVIDENDS TO PREVIOUS YEAR NET INCOME	5.63 %	55.60 %
5	INCOME DUE TO MONETARY POSITION TO NET INCOME	4.70 %	2.42 %
	ACTIVITY		
6	NET SALES TO NET ASSETS (**)	1.77 times	1.69 times
7	NET SALES TO FIXED ASSETS (**)	2.87 times	2.75 times
8	INVENTORIES ROTATION (**)	7.82 times	8.00 times
9	ACCOUNTS RECEIVABLE IN DAYS OF SALES	3 days	5 days
10	PAID INTEREST TO TOTAL LIABILITIES WITH COST (**)	0.00 %	0.00 %
	LEVERAGE		
11	TOTAL LIABILITIES TO TOTAL ASSETS	36.53 %	37.16 %
12	TOTAL LIABILITIES TO STOCK HOLDERS' EQUITY	0.58 times	0.59 times
13	FOREIGN CURRENCY LIABILITIES TO TOTAL LIABILITIES	6.60 %	5.91 %
14	LONG-TERM LIABILITIES TO FIXED ASSETS	0.00 %	0.00 %
15	OPERATING INCOME TO INTEREST PAID	0.00 times	0.00 times
16	NET SALES TO TOTAL LIABILITIES (**)	4.85 times	4.56 times
	LIQUIDITY		
17	CURRENT ASSETS TO CURRENT LIABILITIES	1.39 times	1.40 times
18	CURRENT ASSETS LESS INVENTORY TO CURRENT LIABILITIES	0.73 times	0.78 times
19	CURRENTS ASSETS TO TOTAL LIABILITIES	1.05 times	1.04 times
20	AVAILABLE ASSETS TO CURRENT LIABILITIES	59.25 %	65.21 %
	CASH FLOW		
21	CASH FLOW FROM NET INCOME TO NET SALES	6.75 %	6.94 %
22	CASH FLOW FROM CHANGES IN WORKING CAPITAL TO NET SALES	(1.09) %	(2.40) %
23	CASH GENERATED (USED) IN OPERATING TO INTEREST PAID	0.00 times	0.00 times
24	EXTERNAL FINANCING TO CASH GENERATED (USED) IN FINANCING	0.00 %	0.00 %
25	INTERNAL FINANCING TO CASH GENERATED (USED) IN FINANCING	100.00 %	100.00 %
26	ACQUISITION OF PROPERTY, PLANT AND EQUIPMENT TO CASH GENERATED (USED) IN INVESTMENT ACTIVITIES	96.44 %	95.08

(**) IN THESE RATIOS FOR THE DATA TAKE INTO CONSIDERATION THE LAST TWELVE MONTHS.

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **WALMEX**
WAL - MART DE MEXICO, S.A. DE C.V.

QUARTER: **4** YEAR: **2002**

FILE Nº 82-4609

DATA PER SHARE
CONSOLIDATED FINANCIAL STATEMENT

JUDGED INFORMATION

Final Printing

REF D	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount		QUARTER OF PREVIOUS FINANCIAL YEAR Amount	
1	BASIC PROFIT PER ORDINARY SHARE (**)	$ 1.10		$ 0.99	
2	BASIC PROFIT PER PREFERENT SHARE (**)	$ 0.00		$ 0.00	
3	DILUTED PROFIT PER ORDINARY SHARE (**)	$ 0.00		$ 0.00	
4	CONTINUOUS OPERATING PROFIT PER COMUN SHARE(**)	$ 1.10		$ 0.99	
5	EFFECT OF DISCONTINUOUS OPERATING ON CONTINUOUS OPERATING PROFIT PER SHARE (**)	$ 0.00		$ 0.00	
6	EFFECT OF EXTRAORDINARY PROFIT AND LOSS ON CONTINUOUS OPERATING PROFIT PER SHARE (**)	$ 0.00		$ 0.00	
7	EFFECT BY CHANGES IN ACCOUNTING POLICIES ON CONTINUOUS OPERATING PROFIT PER SHARE (**)	$ 0.00		$ 0.00	
8	CARRYING VALUE PER SHARE	$ 8.49		$ 7.81	
9	CASH DIVIDEND ACUMULATED PER SHARE	$ 0.31	pesos	$ 0.45	pesos
10	DIVIDEND IN SHARES PER SHARE	0.01	shares	0.00	shares
11	MARKET PRICE TO CARRYING VALUE	2.78	times	3.38	times
12	MARKET PRICE TO BASIC PROFIT PER ORDINARY SHARE (**)	21.42	times	26.57	times
13	MARKET PRICE TO BASIC PROFIT PER PREFERENT SHARE (**)	0.00	times	0.00	times

(**) TO CALCULATE THE DATA PER SHARE USE THE NET INCOME FOR THE LAST TWELVE MONTHS.

NOTE 1 - PREMIUM ON SALE OF SHARES

REFERENCE S-39 OF THE CONSOLIDATED FINANCIAL STATEMENT IN ITEM "PREMIUM ON SALE OF SHARES", THE STOCK OPTION PLAN FUND FOR PERSONNEL IS INCLUDED IN BOTH YEARS.

NOTE 2 - ACCUMULATED EFFECT OF DEFERRED INCOME TAX

THE INITIAL EFFECT OF THE DEFERRED INCOME TAX IS AN OWNER'S EQUITY REDUCTION OF PS. 4,601,771, THIS EFFECT IS INCLUDED IN REFERENCE S-42 OF THE CONSOLIDATED FINANCIAL STATEMENT IN ITEM "RETAINED EARNINGS AND CAPITAL RESERVE" OF BOTH YEARS.

NOTE 3 - RATIOS CONSOLIDATED

SINCE THE "SIFIC" SYSTEM CANNOT RECORD RESULTS ON A TWELVE MONTH BASIS FOR ITEMS OF THE STATEMENT OF RESULTS AS WELL AS FOR THE FINANCIAL STATEMENT, THE CALCULATIONS ARE THUS INCLUDED ON THOSE BASES AND ARE AS FOLLOW:

REF P	CONCEPTS		YEAR CURRENT	YEAR PREVIOUS
	YIELD			
2	NET INCOME TO STOCK HOLDERS' EQUITY	(**)	13.83%	13.40%
3	NET INCOME TO TOTAL ASSETS	(**)	8.97%	8.77%
	ACTIVITY			
6	NET SALES TO NET ASSETS	(**)	1.92 TIMES	1.85 TIMES
7	NET SALES TO FIXED ASSETS	(**)	2.98 TIMES	2.89 TIMES
8	INVENTORIES ROTATION	(**)	9.21 TIMES	8.85 TIMES
	LEVERAGE			
16	NET SALES TO TOTAL LIABILITIES	(**)	5.47 TIMES	5.35 TIMES

(**) = INFORMATION REGARDING LAST TWELVE MONTHS

NOTE 4 - CHARACTERISTICS OF THE SHARES

WAL-MART DE MEXICO SHARES ARE AT UNEXPRESSIVE NOMINAL VALUE.

(1) THIS REPORT CONTAINS THE NOTES CORRESPONDING TO THE FINANTIAL STATEMENT AMOUNTS, INCLUDING THEIR BREAKDOWN OF MAIN CONCEPTS AND OTHER CONCEPTS.

NOTE 5 - DATA PER SHARE

THE REFERENCE D-9 OF DATA PER SHARE, THE AMOUNT OF CASH DIVIDEND ACUMULATED PER SHARE IS PRESENTED TO NOMINAL VALUE.

NOTE 6 - CASH FLOW FROM INTERNAL FINANCING

THE REFERENCE C-30 OF THE MAIN ITEMS BREAKDOWN OF THE STATEMENT OF CHANGES IN THE FINANCIAL SITUATION, THE TOTAL AMOUNT REPORTED IN BOTH QUARTERS INCLUDE THE REPURCHASE OF OWN SHARES.

NOTE 7 - CEDULE FOR THE DETERMINATION OF NFEA AND NFEAR

THE ANNEX 12 "CEDULE FOR THE DETERMINATION OF THE NET FISCAL EARNINGS ACCOUNT" AND ANNEX 12-A "CEDULE FOR THE DETERMINATION OF THE NET FISCAL EARNINGS ACCOUNT REINVERTED" ARE PRESENTED TO NOMINAL PESOS OF THE DATE IS MENTIONED IN EVERY ONE OF THE ITEMS THAT INTEGRATES EVERY CEDULE.

(1) THIS REPORT CONTAINS THE NOTES CORRESPONDING TO THE FINANTIAL STATEMENT AMOUNTS, INCLUDING THEIR BREAKDOWN OF MAIN CONCEPTS AND OTHER CONCEPTS.

FILE N°
82-4609

DIRECTOR REPORT (1)

ANNEX 1

CONSOLIDATED

JUDGED INFORMATION

Final Printing

DURING 2002 THE MOST IMPORTANT MACROECONOMIC INDICATORS SHOWED A NOT ENTIRELY FAVORABLE BEHAVIOR. ON THE ONE HAND, WE HAD WEAK GDP GROWTH -IT IS EXPECTED TO BE AROUND JUST 1%- AND CONSUMPTION REDUCED ITS GROWTH RATE. ON THE OTHER, THE PESO DEPRECIATED 13% AGAINST THE DOLLAR AND THE 4.5% INFLATION TARGET SET BY THE CENTRAL BANK WAS NOT ACHIEVED, AS IT ENDED AT 5.7%. IT WAS UNDER THIS DIFFICULT ECONOMIC SCENARIO THAT THE COMPANY ACHIEVED ITS BEST OPERATING RESULTS EVER.

TOTAL SALES FOR THE YEAR AMOUNTED TO MX $105,806 MILLION, AN AMOUNT THAT IS MX $12,219 MILLION LARGER THAN LAST YEAR'S SALES AND REPRESENTS A 13.1% AFTER-INFLATION INCREASE OVER 2001 LEVELS. COMP STORES SALES GROWTH WAS 3.7%, ALSO IN REAL TERMS.

OUR SALES GROWTH WAS DRIVEN BY A LARGER CUSTOMER COUNT. DURING THE YEAR WE SERVED 548 MILLION CUSTOMERS AT OUR STORES, 13% MORE CUSTOMERS THAN LAST YEAR. CUSTOMERS' GROWTH IN COMP STORES WAS 3.3%.

GROSS MARGIN FOR THE JANUARY-DECEMBER 2002 PERIOD WAS 20.4%, 10 BASE POINTS LARGER THAN DURING 2001. IN CONSTANT PESO TERMS, GROSS PROFIT WAS 13.2% LARGER THAN LAST YEAR.

OPERATING EXPENSES REPRESENTED 14.4% OF SALES, 20 BASE POINTS LESS THAN DURING 2001. OPERATING INCOME GREW 16.8% AND REPRESENTED 6% OF SALES, WHILE EBITDA 15.7%, ALSO IN REAL TERMS, AND CAME OUT AT 7.9% OF SALES. INCOME BEFORE TAXES AMOUNTED TO MX $7,119 MILLION WITH A REAL GROWTH OF 8.9%.

CONSOLIDATED NET INCOME FOR THE JANUARY-DECEMBER 2002 PERIOD AMOUNTED TO MX $4,943 MILLION AND REPRESENTED 4.7% OF SALES. NET INCOME GROWTH WAS 11.5%.

NET INCOME GROWTH WAS LOWER THAN SALES GROWTH BECAUSE OF THE 39.4% REDUCTION IN FINANCIAL INCOME. SUCH REDUCTION WAS A RESULT OF THE DECREASE IN INTEREST RATES, FROM 13.2% IN 2001, TO 7.5% IN 2002.

DURING THE COURSE OF THE YEAR 50 UNITS WERE INAUGURATED AND WE ENDED THE YEAR WITH 595 STORES AND RESTAURANTS IN OPERATION. INCREASE IN SALES FLOOR AREA FOR THE SELF-SERVICE DIVISION WAS 10.6% AND RESTAURANT SEATS GREW BY 7.8%.

INVESTMENT IN FIXED ASSETS DURING 2002 AMOUNTED TO MX $5,044 MILLION AND WE ALSO INVESTED MX $683 MILLION IN SHARE REPURCHASES. OUR END-OF-YEAR CASH POSITION AMOUNTS TO MX $9,768 MILLION.

MEXICO, D.F., FEBRUARY 10, 2003

EDUARDO CASTRO WRIGHT

FILE N°
82-4609

FINANCIAL STATEMENT NOTES (1)

ANNEX 2

CONSOLIDATED

JUDGED INFORMATION

Final Printing

NOTE 1 - PRINCIPAL ACCOUNTING POLICIES:

FINANCIAL INFORMATION PERTAINING TO THE CURRENT FISCAL YEAR AS WELL AS PREVIOUS ONE IS RESTATED IN THOUSANDS OF MEXICAN PESOS OF PURCHASING POWER AT DECEMBER 2002, THROUGH FACTORS DERIVED FROM THE NATIONAL CONSUMER PRICE INDEX, UNLESS OTHERWISE INDICATED.

NOTE 2 - DEFERRED INCOME TAX:

THE INITIAL EFFECT OF DEFERRED INCOME TAX CAUSED BY THE APPLICATION OF BULLETIN D-4 "ACCOUNTING FOR INCOME TAX, ASSET TAX AND EMPLOYEE PROFIT SHARING" ISSUED BY THE MEXICAN INSTITUTE OF PUBLIC ACCOUNTANTS IS AN OWNER'S EQUITY REDUCTION OF PS. 4,601,771.

NOTE 3 - STOCK MARKET CREDITS:

NON-APPLY

NOTE 4 - CONTINGENT LIABILITIES AND COMMITMENTS:

THERE WERE NO COMMITMENTS IN U.S. DOLLAR AT DECEMBER 31, 2002.

NOTE 5 - SENIORITY PREMIUMS

AN ANALYSIS OF SENIORITY PREMIUM ASSETS, LIABILITIES AND COSTS IS AS FOLLOWS:

	DECEMBER 31	
	2002	2001
VESTED BENEFIT OBLIGATION	PS. 70,726	PS. 74,541
CURRENT BENEFIT OBLIGATION	PS. 143,377	PS. 131,581
PROJECTED BENEFIT OBLIGATION	PS. 145,123	PS. 150,420
PLAN ASSETS	(142,130)	(149,733)
VARIANCES IN ASSUMPTIONS AND EXPERIENCE ADJUSTMENTS	21,842	
NET PROJECTED LIABILITY	PS. 24,835	PS. 687
NET PERIOD COST	PS. 23,473	PS. 12,820

THE NET RATES CONSIDERED IN THE ACTUARIAL COMPUTATIONS FOR BOTH 2002 AND 2001 WERE AS FOLLOWS:

DISCOUNT RATE FOR LABOR OBLIGATIONS	5.5%
SALARY INCREASE	2.5%
RETURN ON PLAN ASSETS	6.5%

THE COMPANY SET UP A TRUST FUND TO COVER THE PAYMENT OF SENIORITY PREMIUMS ACCRUING TO EMPLOYEES.

NOTE 6 - SHAREHOLDER'S EQUITY:

	NOMINAL VALUE	RESTATEMENT INCREASE	TOTAL
SHARES PLAN FUND	PS.(1,184,963)	PS.(215,892)	PS.(1,400,855)
PREMIUM ON SALE OF SHARES	605,604	1,384,907	1,990,511
PREMIUM ON SALE OF SHARES	PS.(579,359)	PS. 1,169,015	PS. 589,656
LEGAL RESERVE	PS. 935,984	PS. 1,148,739	PS. 2,084,723
RETAINED EARNINGS FROM PREVIOUS YEARS	15,016,086	12,434,333	27,450,419
INITIAL EFFECT OF DEFERRED INCOME TAX	(3,827,449)	(774,322)	(4,601,771)
RETAINED EARNINGS AND CAPITAL RESERVE	PS.12,124,621	PS.12,808,750	PS.24,933,371
REPURCHASE FUND OF SHARES	PS. 1,193,677	PS. 2,054,355	PS. 3,248,032
NET INCOME FOR THE YEAR	PS. 4,845,066	PS. 98,027	PS. 4,943,093

NOTE 7 - REPURCHASE FUND OF SHARES:

DURING 2002, THE COMPANY REPURCHASED 30,851,200 SERIES "C" SHARES; THIS REPURCHASE OF SHARES IMPLIED A REDUCTION OF PS. 38,732 IN THE THEORETICAL HISTORICAL VALUE OF CAPITAL STOCK EQUAL TO PS. 39,210 RESTATED FOR INFLATION. THE DIFFERENCE BETWEEN THE THEORETICAL RESTATED VALUE AND THE REPURCHASE COST OF THE SHARES ACQUIRED WAS APPLIED TO THE PREVIOUSLY ESTABLISHED RESERVE FOR THE REPURCHASE OF SHARES.

NOTE 8 - AGREEMENTS REACHED AT THE SHAREHOLDERS' ORDINARY MEETING HELD ON FEBRUARY 27, 2002:

1. APPROVAL OF THE MAXIMUM AMOUNT TO BE USED BY THE COMPANY IN 2002 TO REPURCHASE ITS OWN SHARES. SUCH AMOUNT IS PS. 3,717,512 (NOMINAL PESOS).

2. CANCELLATION OF 24,734,200 SERIES "C" SHARES THAT WERE REPURCHASED BY THE COMPANY.

3. INCREASE OF PS. 209,696 (NOMINAL PESOS) IN THE LEGAL RESERVE THROUGH A CHARGE TO RETAINED EARNINGS. THE INCREASE IN CONSTANT PESOS WAS PS. 219,781.

4. APPROVAL OF THE PROPOSED PAYMENT OF A DIVIDEND, AT THE ELECTION OF THE SHAREHOLDER, OF EITHER PS. 0.31 (NOMINAL PESOS) PER SHARE OF CAPITAL STOCK IN CASH, IRRESPECTIVE OF THE SERIES OF THE SHARE, OR A STOCK DIVIDEND AT THE RATE OF ONE SERIES "C" SHARE OF CAPITAL STOCK FOR EVERY 75 OUTSTANDING SHARES HELD BY THE SHAREHOLDER.

5. INCREASE IN THE VARIABLE PORTION OF CAPITAL STOCK BY ISSUING 59,251,441 NEW SERIES "C" SHARES TO BE USED FOR THE SOLE PURPOSE OF THEIR BEING DELIVERED AS A STOCK DIVIDEND TO THE SHAREHOLDERS THAT ELECT TO RECEIVE IN THIS MANNER THE DIVIDEND MENTIONED IN SUBPARAGRAPH 4 ABOVE . THOSE NEW SHARES THAT ARE NOT SUBSCRIBED AND DELIVERED TO THE SHAREHOLDERS SHALL BE CANCELLED AND THE PROPOSED CAPITAL INCREASE SHALL BE REDUCED PROPORTIONALLY.

THE TIME THAT THE SHAREHOLDERS HAD TO DECIDE ON WHETHER THEY WISHED TO ACCEPT THE CASH DIVIDEND OR THE STOCK DIVIDEND IN TERMS OF THE RESOLUTION ADOPTED AT THE SHAREHOLDERS' MEETING HELD ON FEBRUARY 27, 2002, EXPIRED ON APRIL 5, 2002. THE COMPANY DELIVERED 48,896,947 NEW SERIES "C" SHARES REPRESENTING AN INCREASE OF PS. 1,136,854 (NOMINAL PESOS) IN THE VARIABLE PORTION OF CAPITAL STOCK. THE INCREASE IN CONSTANT PESOS WAS PS. 1,179,003.

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **WALMEX** QUARTER: 4 YEAR: 2002

WAL - MART DE MEXICO, S.A. DE C.V.

FILE N° 82-4609

RELATIONS OF SHARES INVESTMENTS

ANNEX 3

JUDGED INFORMATION **CONSOLIDATED**

Final Printing

COMPANY NAME (1)		MAIN ACTIVITIES	NUMBER OF SHARES	WNERSHI (2)	TOTAL AMOUNT (Thousands of Pesos)	
					\CQUISITIOI COST	PRESENT VALUE (3)
SUBSIDIARIES						
1	NUEVA WAL-MART	GEN. MERCHANDISE SALES	881,712	99.99	881,712	4,861,421
2	SUBURBIA	DEPARTMENT STORES	274,923	99.99	274,923	608,975
3	VIPS	RESTAURANTS	41,000	99.99	41,000	947,287
4	CORPORATE ENTITIES	PROFESIONAL OUTSOURCE	371,119	99.99	498,866	1,393,436
5	REAL ESTATE	R.E. DEVELOPMENT	14,073,215	99.99	14,073,215	34,934,145
TOTAL INVESTMENT IN SUBSIDIARIES					**15,769,716**	**42,745,264**
ASSOCIATEDS			0	0.00	0	0
TOTAL INVESTMENT IN ASSOCIATEDS					**0**	**0**
OTHER PERMANENT INVESTMENTS						**0**
TOTAL						**42,745,264**

NOTES

THE COLUMN "NUMBER OF SHARES" IS EQUIVALENT TO THE SOCIAL PART EXPRESSED IN THOUSANDS THAT WAL-MART DE MEXICO, S.A. DE C.V. HAS OF THE SUBSIDIARIES; THEY ARE SOCIEDAD DE RESPONSABILIDAD LIMITADA DE CAPITAL VARIABLE.

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **WALMEX**
WAL - MART DE MEXICO, S.A. DE C.V.

QUARTER: **4** YEAR: **2002**

FILE Nº
82-4609

PROPERTY, PLANT AND EQUIPMENT
(Thousands of Pesos)

ANNEX 4

JUDGED INFORMATION

CONSOLIDATED
Final Printing

CONCEPT	ACQUISITION COST	ACCUMULATED DEPRECIATION	CARRYING VALUE	REVALUATION	DEPRECIATION ON REVALUATION	CARRYING VALUE (-) REVALUATION (-) DEPRECIATION
DEPRECIATION ASSETS						
PROPERTY	11,067,685	1,560,177	9,507,508	10,580,681	4,479,291	15,608,898
MACHINERY	0	0	0	0	0	0
TRANSPORT EQUIPMENT	312,518	94,039	218,479	75,491	56,307	237,663
OFFICE EQUIPMENT	5,952,878	1,909,419	4,043,459	5,324,322	3,731,206	5,636,575
COMPUTER EQUIPMENT	1,674,670	909,092	765,578	821,357	725,756	861,179
OTHER	0	0	0	0	0	0
DEPRECIABLES TOTAL	**19,007,751**	**4,472,727**	**14,535,024**	**16,801,851**	**8,992,560**	**22,344,315**
NOT DEPRECIATION ASSETS						
GROUNDS	4,151,079	0	4,151,079	9,857,762	0	14,008,841
CONSTRUCTIONS IN PROCESS	519,107	0	519,107	0	0	519,107
OTHER	0	0	0	0	0	0
NOT DEPRECIABLE TOTAL	**4,670,186**	**0**	**4,670,186**	**9,857,762**	**0**	**14,527,948**
TOTAL	**23,677,937**	**4,472,727**	**19,205,210**	**26,659,613**	**8,992,560**	**36,872,263**

NOTES

STOCK EXCHANGE CODE: **WALMEX**
WAL - MART DE MEXICO, S.A. DE C.V.

MEXICAN STOCK EXCHANGE
ANNEX 05
CREDITS BREAK DOWN
(THOUSANDS OF PESOS)

QUARTER: **4** YEAR: **2002**

FILE N° 82-4609

Final Printing
CONSOLIDATED

JUDGED INFORMATION

Credit Type / Institution	Amortization Date	Rate of Interest	Denominated In Pesos		Amortization of Credits in Foreign Currency With National Entities (Thousands Of $) Time Interval						Amortization of Credits in Foreign Currency With Foreing Entities (Thousands Of $) Time Interval					
			Until 1 Year	More Than 1 Year	Current Year	Until 1 Year	Until 2 Years	Until 3 Years	Until 4 Years	Until 5 Years	Current Year	Until 1 Year	Until 2 Years	Until 3 Years	Until 4 Years	Until 5 Years
SUPPLIERS																
SUPPLIERS																
SELF SERVICE STORE			11,760,139	0	0	0	0	0	0	0	1,126,658	0	0	0	0	0
DEPARTMENT STORE			688,957	0	0	0	0	0	0	0	143,536	0	0	0	0	0
RESTAURANTS			155,135	0	0	0	0	0	0	0	8,186	0	0	0	0	0
TOTAL SUPPLIERS			**12,604,231**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**1,278,380**	**0**	**0**	**0**	**0**	**0**
OTHER CURRENT LIAB.W/O COST			1,742,614	0	0	0	0	0	0	0	160,610	0	0	0	0	0
OTHER CURRENT LIABILITIES AND OTHER CREDITS			**1,742,614**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**160,610**	**0**	**0**	**0**	**0**	**0**
			14,346,845	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**1,438,990**	**0**	**0**	**0**	**0**	**0**

NOTES

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **WALMEX** QUARTER: **4** YEAR: **2002**

WAL - MART DE MEXICO, S.A. DE C.V.

FILE N° 82-4609

TRADE BALANCE AND MONETARY POSITION IN FOREIGN EXCHANGE
(Thousands of Pesos)

ANNEX 6

CONSOLIDATED
Final Printing

JUDGED INFORMATION

TRADE BALANCE	DOLARS (1)		OTHER CURRENCIES		TOTAL
	THOUSANDS OF DOLARS	THOUSANDS OF PESOS	THOUSANDS OF DOLARS	THOUSANDS OF PESOS	THOUSANDS OF PESOS
1. INCOME					
EXPORTS	0	0	0	0	0
OTHER	0	0	0	0	0
TOTAL					
2. EXPENDITURE					
IMPORT (RAW MATERIALS)	0	0	0	0	0
INVESTMENTS	0	0	0	0	0
OTHER	915,174	8,904,021	0	0	8,904,021
TOTAL	**915,174**	**8,904,021**			**8,904,021**
NET BALANCE	**(915,174)**	**(8,904,021)**			**(8,904,021)**
FOREING MONETARY POSITION					
TOTAL ASSETS	**140,317**	**1,456,491**	0	0	**1,456,491**
LIABILITIES POSITION	**138,631**	**1,438,990**			**1,438,990**
SHORT TERM LIABILITIES POSITION	138,631	1,438,990	0	0	1,438,990
LONG TERM LIABILITIES POSITION	0	0	0	0	0
NET BALANCE	**1,686**	**17,501**			**17,501**

NOTES

PS. 10.3800 RATE OF EXCHANGE AMERICAN DOLLAR.

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **WALMEX**
WAL - MART DE MEXICO, S.A. DE C.V.

QUARTER: **4** YEAR: **2002**

FILE Nº 82-4609

INTEGRATION AND INCOME CALCULATION BY MONETARY POSITION (1)
(Thousands of Pesos)

ANNEX 7

JUDGED INFORMATION

CONSOLIDATED
Final Printing

MONTH	MONETARY ASSETS	MONETARY LIABILITIES	(ASSET) LIABILITIES MONETARY POSITION	MONTHLY INFLATION	MONTHLY (PROFIT) AND LOSS
JANUARY	12,411,528	15,595,736	3,184,208	0.92	29,295
FEBRUARY	12,568,394	14,612,441	2,044,047	0.06	(1,226)
MARCH	11,135,536	14,797,447	3,661,911	0.51	18,676
APRIL	11,802,912	15,001,976	3,199,064	0.55	17,595
MAY	10,380,541	13,237,826	2,857,285	0.20	5,715
JUNE	10,671,607	13,817,746	3,146,139	0.49	15,416
JULY	11,395,476	14,052,579	2,657,103	0.29	7,706
AUGUST	10,483,256	12,954,116	2,470,860	0.38	9,389
SEPTEMBER	11,176,865	14,004,905	2,828,040	0.60	16,968
OCTOBER	9,860,842	13,714,256	3,853,414	0.44	16,955
NOVEMBER	9,978,275	16,389,818	6,411,543	0.81	51,933
DECEMBER	10,868,733	19,644,120	8,775,387	0.44	38,612
ACTUALIZATION:	0	0	0	0.00	5,116
CAPITALIZATION:	0	0	0	0.00	0
FOREIGN CORP.:	0	0	0	0.00	0
OTHER	0	0	0	0.00	0
TOTAL					**232,150**

NOTES

MONETARY LIABILITIES DO NOT INCLUDE THE INITIAL EFFECT OF THE DEFERRED INCOME TAX OF PS. 3,827,449 (NOMINAL); THE MONETARY EFFECT OF THIS LIABILITY IS PRESENTED IN DEFERRED INCOME TAXES.

THE BOXES IN THE MONTHLY INFLATION COLUMN DO NOT PERMIT NEGATIVE NUMBERS; THE CORRESPONDING INFLATION RATE IN FEBRUARY WAS -0.06%.

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **WALMEX**
WAL - MART DE MEXICO, S.A. DE C.V.

QUARTER: **4** YEAR: **2002**

FILE N°
82-4609

BONDS AND MEDIUM TERM NOTES LISTING IN STOCK MARKET (1)

ANNEX 8

JUDGED INFORMATION

CONSOLIDATED
Final Printing

FINANCIAL LIMITED BASED IN ISSUED DEED AND/OR TITLE
NON - APPLY

ACTUAL SITUATION OF FINANCIAL LIMITED
NON - APPLY

BONDS AND/OR MEDIUM TERM NOTES CERTIFICATE

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **WALMEX**
WAL - MART DE MEXICO, S.A. DE C.V.

QUARTER: **4** YEAR: **2002**

FILE N°
82-4609

PLANTS, COMMERCE CENTERS OR DISTRIBUTION CENTERS

ANNEX 9

CONSOLIDATED
Final Printing

JUDGED INFORMATION

PLANT OR CENTER	ECONOMIC ACTIVITY	PLANT CAPACITY (1)	UTILIZATION (%)
SELF-SERVICE HYPERMARKETS	GENERAL MERCHANDISE SALE, GROCERIES AND FRESH	676,196	100
SELF-SERVICE DISCOUNT STORE	GENERAL MERCHANDISE SALE, GROCERIES AND FRESH	577,002	100
SUPERMARKETS	GROCERIES SALES AND FRESH	70,607	100
SELF-SERVICE WHOLESALES	MEMBERSHIP GENERAL MERCHANDISE WHOLESALE OUTLETS	439,583	100
APPAREL STORES	APPAREL AND ACCESORY SALE	254,169	100
RESTAURANTS	RESTAURANT-INTERNATIONAL, MEXICAN AND ITALIAN	57,368	100

NOTES

REGARDING RESTAURANTS THE NUMBER OF SEATS IS PRESENTED AS THE INSTALLED CAPACITY.

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **WALMEX** QUARTER: **4** YEAR: **2002**
WAL - MART DE MEXICO, S.A. DE C.V.

FILE N°
82-4609

MAIN RAW MATERIALS

ANNEX 10

CONSOLIDATED
Final Printing

JUDGED INFORMATION

DOMESTIC	MAIN SUPPLIERS	FOREIGN	MAIN SUPPLIERS	DOM. SUBST.	COST PRODUCTION (%)
NON - APPLY					

NOTES

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **WALMEX**
WAL - MART DE MEXICO, S.A. DE C.V.

QUARTER: **4** YEAR: **2002**

FILE N°
82-4609

SELLS DISTRIBUTION BY PRODUCT

ANNEX 11

DOMESTIC SELLS

CONSOLIDATED
Final Printing

JUDGED INFORMATION

MAIN PRODUCTS	TOTAL PRODUCTION		NET SELLS		MARKET SHARE (%)	MAIN	
	VOLUME	AMOUNT	VOLUME	AMOUNT		TRADEMARKS	COSTUMERS
NON AVAILABLE				105,805,898			
TOTAL				105,805,898			

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **WALMEX**
WAL - MART DE MEXICO, S.A. DE C.V.

QUARTER: **4** YEAR: **2002**

FILE N° 82-4609

SELLS DISTRIBUTION BY PRODUCT

ANNEX 11

FOREIGN SELLS

CONSOLIDATED
Final Printing

JUDGED INFORMATION

MAIN PRODUCTS	TOTAL PRODUCTION		NET SELLS		DESTINATION	MAIN	
	VOLUME	AMOUNT	VOLUME	AMOUNT		TRADEMARKS	COSTUMERS
NON - APPLY							
TOTAL				0			

NOTES

STOCK EXCHANGE COI WALMEX QUARTER: 4 YEAR: 2002

WAL - MART DE MEXICO, S.A. DE C.V.

FILE N° 82-4609

ANNEX 12

CEDULE FOR THE DETERMINATION OF THE NET FISCAL EARNINGS ACCOUNT (NFEA)

(Thousands of Pesos)

NFEA BALANCE FOR PREVIOUS PERIOD FOR WHICH IS DETERMINED

NFEA BALANCE TO DECEMBER 31st OF : **2001** 9,576,798

Number of shares Outstanding at the Date of the NFEA: (Units) 4,443,858,098

[X] ARE THE FIGURES FISCALLY AUDITED? [X] ARE THE FIGURES FISCALLY

DIVIDENDS COLLECTED IN THE PERIOD

QUARTER	SERIES	NUMBER OF SHARES OUTSTANDING	DATE OF SETLEMENT	AMOUNT
0	0	0.00		0.00

DETERMINATION OF THE NFEA OF THE PRESENT YEAR

NFE FROM THE PERIOD FROM JANUARY 1 TO 31 OF DECEMBER OF 2001

FISCAL EARNINGS	4,366,400
- DETERMINED INCOME	13,477
+ DEDUCTED WORKER'S PROF	11,531
- DETERMINED WORKER	41,236
- DETERMINED RFE	4,327,894
- NON DEDUCTABLES	8,801
NFE OF PERIOD :	0

BALANCE OF THE NFEA AT THE END OF THE PERIOD

(Present year Information)

NFEA BALANCE TO 31 OF DECEMBER OF 2002 10,121,719

Number of shares Outstanding at the Date of the NFEA: (Units) 4,461,903,845

STOCK EXCHANGE COI WALMEX QUARTER: 4 YEAR: 2002

RAZON SOCIAL: **WAL - MART DE MEXICO, S.A. DE C.V.**

FILE N° 82-4609

ANNEX 12 - A

CEDULE FOR THE DETERMINATION OF THE NET FISCAL EARNINGS ACCOUNT REINVERTED (NFEAR)

(Thousands of Pesos)

NFEAR BALANCE FOR PREVIOUS PERIOD FOR WHICH ISDETERMINED

NFEAR BALANCE TO DECEMBER 31st OF: **2001** 4,972,594

Number of Shares Outstanding at the Date of the NFEAR: 4,443,858,098
(Units)

[X] ARE FIGURES FISCALLY AUDITED? [X] ARE FIGURES FISCALLY CONSOLIDATED?

DIVIDENDS PAIDOUT IN THE PERIOD THAT COMES FROM DE NFEAR

QUARTER	SERIES	NUMBER OF SHARES OUTSTANDING	DATE OF SETTELMENT	AMOUNT
2	C, V	4,443,858,098.00	10/04/2002	240,742.00

DETERMINATION OF THE NFEAR OF THE PRESENT YEAR

NFER FROM THE PERIOD JANUARY 1 TO 31 OF DECEMBER OF 2001

FISCAL EARNINGS:	4,366,400
+ DEDUCTED WORKER'S PROFIT SHA	11,531
- DETERMINED INCOME TAX:	41,236
- NON-DEDUCTABLES	8,801
- (+) EARNINGS (LOSS) FROM FOREING OF PROFIT:	0
DETERMINATED RFE OF THE FISCAL YEAR	4,327,894
- INCOME TAX (DEFERED ISR):	1,298,368
* FACTOR TO DETERMINE THE NFEAR:	0.9286
NFER FROM THE PERIOD	2,813,218

BALANCE OF THE NFEAR AT THE END OF THE PERIOD

NFEAR BALANCE TO : **31** OF DECEMBER OF 2002 4,215,707

Number of shares Outstanding at the Date of the NFEAR 4,461,903,845
(Units)

MODIFICATION BY COMPLEMENTARY

NFEAR BALANCE TO DECEMBER 31st OF: 0000 0

Number of shares Outstanding at the Date of the NFEAR 0
(Units)

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **WALMEX** QUARTER: **4** YEAR: **2002**

WAL - MART DE MEXICO, S.A. DE C.V.

CONSOLIDATED
Final Printing

JUDGED INFORMATION

INTEGRATION OF THE PAID SOCIAL CAPITAL STOCK

FILE N° 82-4609

CHARACTERISTICS OF THE SHARES

SERIES	NOMINAL VALUE	VALID CUPON	NUMBER OF SHARES				CAPITAL STOCK (Thousands of Pesos)	
			PORTION	PORTION	MEXICAN	SUSCRIPTION	FIXED	VARIABLE
C		40	69,565,963	483,213,158		552,779,121	87,336	606,648
V		40	348,612,432	3,560,512,292		3,909,124,724	437,664	4,470,027
TOTAL			**418,178,395**	**4,043,725,450**	**0**	**4,461,903,845**	**525,000**	**5,076,675**

TOTAL NUMBER OF SHARES REPRESENTING THE PAID-IN CAPITAL STOCK ON THE DATE OF SENDING THE INFORMATION
4,461,903,845
SHARES PROPORTION BY :

CPO'S :
UNITS :
ADRS's :
GDRS's :
ADS's :
GDS's :

REPURCHASED OWN SHARES

SERIES	NUMBER OF SHARES	MARKET VALUE OF THE SHARE AT REPURCHASE	MARKET VALUE OF THE SHARE AT QUARTER
V	0	0.00000	23.61000
C	30,851,200	21.86939	20.17000

MEXICAN STOCK EXCHANGE
SIFIC / ICS

FILE N°
82-4609

STOCK EXCHANGE CODE: **WALMEX**
WAL - MART DE MEXICO, S.A. DE C.V.

QUARTER: **4** YEAR: **2002**

CONSOLIDATED
Final Printing

JUDGED INFORMATION

DECLARATION FROM THE COMPANY OFFICIALS RESPONSABLE FOR THE INFORMATION.

I HEREBY SWEAR THAT THE FINANCIAL INFORMATION HERE IN SUPPLIED TO THIS STOCK EXCHANGE, CORRESPONDING TO THE PERIOD FROM **1** **OF JANUARY** **TO** **31** **OF** **DECEMBER** **OF** **2002**. AND **2001** IS THAT OBTAINED FROM OUR AUTHORIZED ACCOUNTING REGISTERS AND IS THE RESULT OF THE APPLICATION OF THE ACCOUNTING PRINCIPLES AND NORMS ACCEPTED AND STATED BY THE MEXICAN INSTITUTE OF PUBLIC ACCOUNTANTS AND IN THE PROVISIONS OF THE MEXICAN NATIONAL BANK AND STOCK COMMISSION (COMISION NACIONAL BANCARIA Y DE VALORES).

THE ACCOUNTING PRINCIPLES USED BY THIS COMPANY AND THE PROCESSING OF DATA FOR THE PERIOD TO WHICH THE SAID INFORMATION REFERS WERE APPLIED USING THE SAME BASES AS FOR THE SIMILAR PERIOD OF THE PREVIOUS YEAR.

JORGE MUÑOZ LOPEZ
ACCOUNTING DIRECTOR

JORGE PORTILLA FABIAN
ACCOUNTING MANAGER

MEXICO, D.F., AT FEBRUARY 10 OF 2003

FILE N°
82-4609

WAL★MART
MEXICO

EMPRESA SOCIALMENTE RESPONSABLE DESDE 2001

COTIZA EN BOLSA MEXICANA DE VALORES

FREE TRANSLATION, NOT TO THE LETTER

WAL-MART DE MEXICO REPORTS RESULTS FOR 2002

Mexico City, February 10, 2003

During 2002:
Sales, operating expenses as a percentage of sales, operating income, EBITDA and earnings before taxes were the best ever for the Company.

Today, Wal-Mart de Mexico reported results for the year 2002. A 13% increase in sales combined with a lower level of operating expenses, allowed operating income to increase 17% versus the level achieved in 2001. EBITDA for the year amounted to $8,322 million pesos and represented 7.9% of sales, a growth in real terms of 16% over last year's levels.

Cesareo Fernandez, Chairman of the Board of Directors of Wal-Mart de Mexico said: "During the year 2002, internal and external factors affected Mexico's economic environment, limiting its GDP growth. Under these difficult conditions, our commitment to our customers and their well being has allowed us to achieve the best results ever in terms of sales, operating expenses as a percentage of sales, operating income, EBITDA and earnings before taxes. We are very pleased with the results. We will continue with our long term vision and earnings reinvesting policy to modernize our operations, and be more efficient so we can pass on to our customers, through every day low prices, the savings we are able to generate. We are committed with Mexico and our clients, and we will take advantage of the opportunities it offers".

Regarding results achieved by the Company, Eduardo Castro, President and Chief Executive Officer of Wal-Mart de Mexico said: "During 2002, the capacity and commitment of our people were combined with the trust bestowed on us by our customers, thereby allowing us to obtain the best results in the history of our company. We will continue to work every day to maintain our clients' confidence in us. Our Every Day Low Prices philosophy has proven to be a successful formula, and its effects are continuously reflected in the company results. I want to thank again our associates for their effort and dedication, and our customers for their confidence in us".

For the fourth quarter 2002, a 9% increase in sales, combined with a lower level of operating expenses, allowed operating income to increase 10% versus 2001. EBITDA increased 12% over last year's levels.

The main figures are:

January-December 2002:

	2002		2001		Real Growth
	Mx$ Millions	% of sales	Mx$ Millions	% of sales	%
Sales	105,806	100.0	93,587	100.0	13
Gross Margin	21,554	20.4	19,035	20.3	13
Operating Expenses	15,239	14.4	13,628	14.6	12
Operating Income	6,315	6.0	5,407	5.8	17
EBITDA	8,322	7.9	7,194	7.7	16
Income before taxes	7,119	6.7	6,535	7.0	9
Net Income	4,943	4.7	4,433	4.7	12

FILE N°
82-4609

Fourth Quarter (October-December):

	2002		2001		Real Growth
	Mx$ Millions	% of sales	Mx$ Millions	% of sales	%
Sales	32,252	100.0	29,530	100.0	9
Gross Margin	6,648	20.6	6,149	20.8	8
Operating Expenses	4,092	12.7	3,829	13.0	7
Operating Income	2,555	7.9	2,320	7.9	10
EBITDA	3,068	9.5	2,749	9.3	12
Income before taxes	2,757	8.5	2,574	8.7	7
Net Income	2,108	6.5	1,858	6.3	13

The Company's cash position as of the end of 2002 was $9,768 million Mexican pesos, equivalent to $941 million dollars.

Installed capacity as of December 31, 2002

FORMAT	Sq.ft. sales area
Sam's Club	4,731,671
Bodega	6,210,850
Wal-Mart Supercenter	7,278,574
Superama	760,014
Suburbia	2,735,875
	Seats
Restaurants	57,368

Shareholders Meeting:

We will have our General Ordinary Shareholders Meeting on February 26, 2003. Main issues will be:

- Approval of the financial information for 2002.
- Approval to cancel 34,909,400 shares series C, from the share repurchase program, that are now in treasury.
- Approval of the project of granting a dividend of $0.37 pesos per share.
- Designation or ratification of the members of the board and examiners.

Summons to the Shareholders Meeting is available on our web page.

Company Description:

Wal-Mart de Mexico (WALMEX) is a Retail Sector company and its shares have been traded on the Mexican Stock Exchange since 1977. Nation-wide, Wal-Mart de Mexico operates 597 retail units:

50	Sam's Clubs
118	Bodegas
75	Wal-Mart Supercenters
44	Superamas
50	Suburbias
260	Restaurants, including 16 franchises

Web Pages:

www.walmartmexico.com.mx
www.sams.com.mx
www.superama.com.mx
www.suburbia.com.mx
www.vips.com.mx
www.tarjetawalmart.com.mx

FILE N°
82-4609

ANEX 1

WAL-MART DE MEXICO, S.A. DE C.V. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
Thousands of Mexican pesos with purchasing power at December 31, 2002

	December 31	
	2002	**2001**
Assets		
Current assets:		
Cash and cash equivalents	Ps. 9,768,038	Ps. 9,935,200
Accounts receivable	2,112,654	1,678,481
Inventories	10,773,968	9,317,859
Prepaid expenses	190,088	326,387
Total current assets	22,844,748	21,257,927
Net property and equipment	36,872,263	33,993,767
Total assets	Ps. 59,717,011	Ps. 55,251,694
Liabilities and Shareholders' Equity		
Current liabilities:		
Accounts payable to suppliers	Ps. 13,882,611	Ps. 13,000,413
Other accounts payable	2,604,179	2,234,774
Total current liabilities	16,486,790	15,235,187
Deferred income tax	5,304,100	5,295,120
Reserve for seniority premiums	24,835	687
Total liabilities	21,815,725	20,530,994
Shareholders' equity:		
Capital stock	12,041,639	10,901,846
Legal reserve	2,084,723	1,864,942
Retained earnings	27,791,741	24,496,413
Reserve for repurchase of shares	3,248,032	3,892,046
Accumulated result of restatement	(7,854,505)	(7,373,168)
Premium on sale of shares	1,990,511	2,010,754
Employee stock option plan fund	(1,400,855)	(1,072,133)
Total shareholders' equity	37,901,286	34,720,700
Total liabilities and shareholders' equity	Ps. 59,717,011	Ps. 55,251,694

FILE N°
82-4609

WAL-MART DE MEXICO, S.A. DE C.V. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME
Thousands of Mexican pesos with purchasing power at December 31, 2002

	Year ended December 31 2002	2001
Net sales	Ps. 105,805,898	Ps. 93,587,446
Cost of sales	(84,252,048)	(74,552,591)
Operating expenses	(15,238,379)	(13,627,826)
Operating income	6,315,471	5,407,029
Comprehensive financing income:		
Financial income – net	714,695	1,179,158
Exchange (loss) gain	(3,926)	46,439
Monetary position gain	232,150	107,291
	942,919	1,332,888
Other expenses – net	(139,434)	(205,367)
Income before income tax and employee profit sharing	7,118,956	6,534,550
Income tax and employee profit sharing	(2,175,863)	(2,101,577)
Net income	Ps. 4,943,093	Ps. 4,432,973
Earnings per share (in pesos)	Ps. 1.102	Ps. 0.994

FILE N°
82-4609

WAL-MART DE MEXICO, S.A. DE C.V. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CHANGES IN FINANCIAL POSITION
Thousands of Mexican pesos with purchasing power at December 31, 2002

	Year ended December 31	
	2002	2001
Operating Activities		
Net income	Ps. 4,943,093	Ps. 4,432,973
Charges not requiring use of resources:		
Depreciation	2,006,040	1,787,097
Seniority premiums	23,473	12,820
Provision for deferred taxes	172,852	265,404
	7,145,458	6,498,294
Changes in:		
Accounts receivable	(434,173)	(410,854)
Inventories	(1,955,756)	(1,026,838)
Prepaid expenses	136,299	(48,430)
Accounts payable to suppliers	882,198	(731,553)
Other accounts payable	221,484	20,530
Reserve for seniority premiums		(48,961)
Resources provided by operating activities	5,995,510	4,252,188
Financing Activities		
Payment of dividends	(249,668)	(2,187,950)
Repurchase of shares	(683,224)	(663,009)
Resources used in financing activities	(932,892)	(2,850,959)
Investing Activities		
Purchase of property and equipment	(5,043,651)	(4,472,766)
Sale and retirement of property and equipment	147,139	91,392
Employee stock option plan – net	(333,268)	(323,003)
Resources used in investing activities	(5,229,780)	(4,704,377)
Decrease in cash and cash equivalents	(167,162)	(3,303,148)
Cash and cash equivalents at beginning of year	9,935,200	13,238,348
Cash and cash equivalents at end of year	Ps. 9,768,038	Ps. 9,935,200

WAL★MART
MEXICO

FILE N°
82-4609

EMPRESA SOCIALMENTE RESPONSABLE DESDE 2001

COTIZA EN BOLSA MEXICANA DE VALORES

FREE TRANSLATION, NOT TO THE LETTER

WAL-MART DE MEXICO REPORTS JANUARY 2003 SALES

Mexico City, February 7, 2003

Wal-Mart de Mexico, S.A de C.V. (WALMEX) announces to its shareholders as well as to the public in general that during the month of January 2003, sales were $9,334 million pesos, equivalent to US $856 million. This figure represents a 10.1% increase over sales reported the same month last year, once the period's inflation is accounted for. Comparable stores sales during the month, meaning all those units that have been in operation for over a year, registered an increase in real terms of 3.1%, compared to the same month of 2002, also in real terms.

	January	
	2003	2002
Total sales growth (%)	10.1	14.0
Comparable sales growth (%)	3.1	5.7

If sales generated by the Mexico's City Government vouchers auction that the Company won in December 2001 were eliminated, sales growth for the month of January would have been 14.3% for total stores, and 7.1% for comparable stores.

Considering the four-week period from January 4 to 31, 2003 that compares with the four-week period ending February 1, 2002, sales growth was as follows:

	4 weeks	
	2003	2002
Total sales growth (%)	11.9	17.7
Comparable sales growth (%)	4.8	9.1

Openings during the month of January:

1 Bodega in San Francisco del Rincon, Guanajuato

1 Bodega in Queretaro, Queretaro

Fourth Quarter Results Release Date:

The Company informs that Fourth Quarter 2002 Results will be released next February 10, 2003.

FILE N°
82-4609

Company Description:
Wal-Mart de Mexico (WALMEX) is a Retail Sector company and its shares have been traded on the Mexican Stock Exchange since 1977. Nation-wide, Wal-Mart de Mexico operates 597 retail units:

50	Sam's Clubs
118	Bodegas
75	Wal-Mart Supercenters
44	Superamas
50	Suburbias
260	Restaurants, including 16 franchises

Web Pages:
www.walmartmexico.com.mx
www.sams.com.mx
www.superama.com.mx
www.suburbia.com.mx
www.vips.com.mx
www.tarjetawalmart.com.mx

REPORT OF PURCHASE AND ALLOCATION OF HELD SHARES

File No.
82-4609

COMPANY NAME

January 10,2003

WAL-MART DE MEXICO, S.A. DE C.V.

TICKER SYMBOL AT THE MEXICAN STOCK EXCHANGE

WALMEX

AMOUNTS AUTHORIZED BY SHAREHOLDERS' MEETING

	Date of Shareholders' meeting	Max. Amount of Capital Stock Susceptible to Lien	Reserve Amount	Retained Earnings as of Previous Year
Constitution	27/03/2002	3,717,512,000	3,717,512,000	23,175,414,000
ACTUAL		3,717,512,000	3,717,512,000	23,175,414,000

TRANSACTIONS BY SERIES

SERIES: C

Date of Transaction	Type of transaction	Number of shares	Charge to capital	Individual Share Price	Amount of the transaction(s)	Brokerage House	Balances	Treasury Stock	Number of Shares
10/01/2003	BUY	2,000	SOCIAL	21.60	43,200	ACCIV	Balance as of last report	30,851,200	552,779,121
10/01/2003	BUY	21,000	SOCIAL	21.70	455,700	ACCIV			
10/01/2003	BUY	27,000	SOCIAL	21.71	586,170	ACCIV			
10/01/2003	BUY	4,000	SOCIAL	21.77	87,080	ACCIV			
10/01/2003	BUY	18,000	SOCIAL	21.78	392,040	ACCIV			
10/01/2003	BUY	43,100	SOCIAL	21.80	939,580	ACCIV			
10/01/2003	BUY	13,400	SOCIAL	21.85	292,790	ACCIV			
							Balance as of current report	30,979,700	552,650,621
								Balance as of last report	Balance as of current report
TOTAL		128,500			2,796,560		Capital stock balance	32,658,743,000	32,658,743,000

SERIES: V

Date of Transaction	Type of transaction	Number of shares	Charge to capital	Individual Share Price	Amount of the transaction(s)	Brokerage House	Balances	Treasury Stock	Number of Shares
							Balance as of last report	-	3,909,124,724
							Balance as of current report	-	3,909,124,724
								Balance as of last report	Balance as of current report
TOTAL		-			-		Capital stock balance	-	-

MOVEMENTS

	Accumulated Cost of Transactions	Accumulated Amount of Capital Stock Allocated	Accumulated Amount of Reserve Allocated	Premium/Deficit for Allocation of Shares
Balance as of last report	674,696,961	38,731,993	635,964,982	-
Balance as of current report	677,493,521	38,893,318	638,600,217	-

The nominal/theoretical share value is: 1.255445

Issuer's Comments

In all reports, the balance for each series and/or linked unit and/or CPO of operations carried out shall be integrated.

REPORT OF PURCHASE AND ALLOCATION OF HELD SHARES

File No.
82-4609

January 16,2003

COMPANY NAME

WAL-MART DE MEXICO, S.A. DE C.V.

TICKER SYMBOL AT THE MEXICAN STOCK EXCHANGE

WALMEX

AMOUNTS AUTHORIZED BY SHAREHOLDERS' MEETING

	Date of Shareholders' meeting	Max. Amount of Capital Stock Susceptible to Lien	Reserve Amount	Retained Earnings as of Previous Year
Constitution	27/03/2002	3,717,512,000	3,717,512,000	23,175,414,000
ACTUAL		3,717,512,000	3,717,512,000	23,175,414,000

TRANSACTIONS BY SERIES

SERIES: C

Date of Transaction	Type of transaction	Number of shares	Charge to capital	Individual Share Price	Amount of the transaction(s)	Brokerage House	Balances	Treasury Stock	Number of Shares
16/01/2003	BUY	10,000	SOCIAL	22.15	221,500	ACCIV	Balance as of last report	30,979,700	552,650,621
16/01/2003	BUY	10,000	SOCIAL	22.21	222,100	ACCIV			
16/01/2003	BUY	480,000	SOCIAL	22.22	10,665,600	ACCIV			
							Balance as of current report	31,479,700	552,150,621
								Balance as of last report	Balance as of current report
TOTAL		500,000			11,109,200		Capital stock balance	32,658,743,000	32,658,743,000

SERIES: V

Date of Transaction	Type of transaction	Number of shares	Charge to capital	Individual Share Price	Amount of the transaction(s)	Brokerage House	Balances	Treasury Stock	Number of Shares
							Balance as of last report	-	3,909,124,724
							Balance as of current report	-	3,909,124,724
								Balance as of last report	Balance as of current report
TOTAL		-			-		Capital stock balance	-	-

MOVEMENTS

	Accumulated Cost of Transactions	Accumulated Amount of Capital Stock Allocated	Accumulated Amount of Reserve Allocated	Premium/Deficit for Allocation of Shares
Balance as of last report	677,493,521	38,893,318	638,600,217	-
Balance as of current report	688,602,721	39,521,041	649,081,695	-

The nominal/theoretical share value is: 1.255445

Issuer's Comments

In all reports, the balance for each series and/or linked unit and/or CPO of operations carried out shall be integrated.

REPORT OF PURCHASE AND ALLOCATION OF HELD SHARES

File No.
82-4609

January 17,2003

COMPANY NAME

WAL-MART DE MEXICO, S.A. DE C.V.

TICKER SYMBOL AT THE MEXICAN STOCK EXCHANGE

WALMEX

AMOUNTS AUTHORIZED BY SHAREHOLDERS' MEETING

	Date of Shareholders' meeting	Max. Amount of Capital Stock Susceptible to Lien	Reserve Amount	Retained Earnings as of Previous Year
Constitution	27/03/2002	3,717,512,000	3,717,512,000	23,175,414,000
ACTUAL		3,717,512,000	3,717,512,000	23,175,414,000

TRANSACTIONS BY SERIES

SERIES: C

Date of Transaction	Type of transaction	Number of shares	Charge to capital	Individual Share Price	Amount of the transaction(s)	Brokerage House	Balances	Treasury Stock	Number of Shares
17/01/2003	BUY	500,000	SOCIAL	21.99	10,995,000	GBM	Balance as of last report	31,479,700	552,150,621
17/01/2003	BUY	200,000	SOCIAL	21.95	4,390,000	GBM			
17/01/2003	BUY	108,000	SOCIAL	21.93	2,368,440	GBM			
17/01/2003	BUY	242,000	SOCIAL	21.89	5,297,380	GBM			
17/01/2003	BUY	98,900	SOCIAL	21.80	2,156,020	GBM			
							Balance as of current report	32,628,600	551,001,721
								Balance as of last report	Balance as of current report
TOTAL		1,148,900			25,206,840		Capital stock balance	32,658,743,000	32,658,743,000

SERIES: V

Date of Transaction	Type of transaction	Number of shares	Charge to capital	Individual Share Price	Amount of the transaction(s)	Brokerage House	Balances	Treasury Stock	Number of Shares
							Balance as of last report	-	3,909,124,724
							Balance as of current report	-	3,909,124,724
								Balance as of last report	Balance as of current report
TOTAL		-			-		Capital stock balance	-	-

MOVEMENTS

	Accumulated Cost of Transactions	Accumulated Amount of Capital Stock Allocated	Accumulated Amount of Reserve Allocated	Premium/Deficit for Allocation of Shares
Balance as of last report	688,602,721	39,521,041	649,081,695	-
Balance as of current report	713,809,561	40,963,422	672,846,154	-

The nominal/theoretical share value is: 1.255445

Issuer's Comments

In all reports, the balance for each series and/or linked unit and/or CPO of operations carried out shall be integrated.

REPORT OF PURCHASE AND ALLOCATION OF HELD SHARES

File No.
82-4609

COMPANY NAME

January 21,2003

WAL-MART DE MEXICO, S.A. DE C.V.

TICKER SYMBOL AT THE MEXICAN STOCK EXCHANGE

WALMEX

AMOUNTS AUTHORIZED BY SHAREHOLDERS' MEETING

	Date of Shareholders' meeting	Max. Amount of Capital Stock Susceptible to Lien	Reserve Amount	Retained Earnings as of Previous Year
Constitution	27/03/2002	3,717,512,000	3,717,512,000	23,175,414,000
ACTUAL		3,717,512,000	3,717,512,000	23,175,414,000

TRANSACTIONS BY SERIES

SERIES: C

Date of Transaction	Type of transaction	Number of shares	Charge to capital	Individual Share Price	Amount of the transaction(s)	Brokerage House	Balances	Treasury Stock	Number of Shares
21/01/2003	BUY	129,400	SOCIAL	21.00	2,717,400	ACCIV	Balance as of last report	32,628,600	551,001,721
21/01/2003	BUY	26,300	SOCIAL	21.01	552,563	ACCIV			
21/01/2003	BUY	1,300	SOCIAL	21.09	27,417	ACCIV			
21/01/2003	BUY	243,000	SOCIAL	21.10	5,127,300	ACCIV			
21/01/2003	BUY	100,000	SOCIAL	21.13	2,113,000	ACCIV			
							Balance as of current report	33,128,600	550,501,721
								Balance as of last report	Balance as of current report
TOTAL		500,000			10,537,680		Capital stock balance	32,658,743,000	32,658,743,000

SERIES: V

Date of Transaction	Type of transaction	Number of shares	Charge to capital	Individual Share Price	Amount of the transaction(s)	Brokerage House	Balances	Treasury Stock	Number of Shares
							Balance as of last report	-	3,909,124,724
							Balance as of current report	-	3,909,124,724
								Balance as of last report	Balance as of current report
TOTAL		-			-		Capital stock balance	-	-

MOVEMENTS

	Accumulated Cost of Transactions	Accumulated Amount of Capital Stock Allocated	Accumulated Amount of Reserve Allocated	Premium/Deficit for Allocation of Shares
Balance as of last report	713,809,561	40,963,422	672,846,154	-
Balance as of current report	724,347,241	41,591,145	682,756,112	-

The nominal/theoretical share value is: 1.255445

Issuer's Comments

In all reports, the balance for each series and/or linked unit and/or CPO of operations carried out shall be integrated.

REPORT OF PURCHASE AND ALLOCATION OF HELD SHARES

File No. 82-4609

COMPANY NAME

January 22,2003

WAL-MART DE MEXICO, S.A. DE C.V.

TICKER SYMBOL AT THE MEXICAN STOCK EXCHANGE

WALMEX

AMOUNTS AUTHORIZED BY SHAREHOLDERS' MEETING

	Date of Shareholders' meeting	Max. Amount of Capital Stock Susceptible to Lien	Reserve Amount	Retained Earnings as of Previous Year
Constitution	27/03/2002	3,717,512,000	3,717,512,000	23,175,414,000
ACTUAL		3,717,512,000	3,717,512,000	23,175,414,000

TRANSACTIONS BY SERIES

SERIES: C

Date of Transaction	Type of transaction	Number of shares	Charge to capital	Individual Share Price	Amount of the transaction(s)	Brokerage House	Balances	Treasury Stock	Number of Shares
22/01/2003	BUY	55,400	SOCIAL	20.85	1,155,090	ACCIV	Balance as of last report	33,128,600	550,501,721
22/01/2003	BUY	136,800	SOCIAL	20.90	2,859,120	ACCIV			
22/01/2003	BUY	597,000	SOCIAL	20.95	12,507,150	ACCIV			
22/01/2003	BUY	5,800	SOCIAL	20.98	121,684	ACCIV			
22/01/2003	BUY	2,000	SOCIAL	20.99	41,980	ACCIV			
22/01/2003	BUY	373,000	SOCIAL	21.00	7,833,000	ACCIV			
							Balance as of current report	34,298,600	549,331,721
								Balance as of last report	Balance as of current report
TOTAL		1,170,000			24,518,024		Capital stock balance	32,658,743,000	32,658,743,000

SERIES: V

Date of Transaction	Type of transaction	Number of shares	Charge to capital	Individual Share Price	Amount of the transaction(s)	Brokerage House	Balances	Treasury Stock	Number of Shares
							Balance as of last report	-	3,909,124,724
							Balance as of current report	-	3,909,124,724
								Balance as of last report	Balance as of current report
TOTAL		-			-		Capital stock balance	-	-

MOVEMENTS

	Accumulated Cost of Transactions	Accumulated Amount of Capital Stock Allocated	Accumulated Amount of Reserve Allocated	Premium/Deficit for Allocation of Shares
Balance as of last report	724,347,241	41,591,145	682,756,112	-
Balance as of current report	748,865,265	43,060,016	705,805,265	-

The nominal/theoretical share value is: 1.255445

Issuer's Comments

In all reports, the balance for each series and/or linked unit and/or CPO of operations carried out shall be integrated.

REPORT OF PURCHASE AND ALLOCATION OF HELD SHARES

File No.
82-4609

COMPANY NAME

January 23,2003

WAL-MART DE MEXICO, S.A. DE C.V.

TICKER SYMBOL AT THE MEXICAN STOCK EXCHANGE

WALMEX

AMOUNTS AUTHORIZED BY SHAREHOLDERS' MEETING

	Date of Shareholders' meeting	Max. Amount of Capital Stock Susceptible to Lien	Reserve Amount	Retained Earnings as of Previous Year
Constitution	27/03/2002	3,717,512,000	3,717,512,000	23,175,414,000
ACTUAL		3,717,512,000	3,717,512,000	23,175,414,000

TRANSACTIONS BY SERIES

SERIES: C

Date of Transaction	Type of transaction	Number of shares	Charge to capital	Individual Share Price	Amount of the transaction(s)	Brokerage House	Balances	Treasury Stock	Number of Shares
23/01/2003	BUY	260,800	SOCIAL	21.55	5,620,240	ACCIV	Balance as of last report	34,298,600	549,331,721
							Balance as of current report	34,559,400	549,070,921
								Balance as of last report	Balance as of current report
TOTAL		260,800			5,620,240		Capital stock balance	32,658,743,000	32,658,743,000

SERIES: V

Date of Transaction	Type of transaction	Number of shares	Charge to capital	Individual Share Price	Amount of the transaction(s)	Brokerage House	Balances	Treasury Stock	Number of Shares
							Balance as of last report	-	3,909,124,724
							Balance as of current report	-	3,909,124,724
								Balance as of last report	Balance as of current report
TOTAL		-			-		Capital stock balance	-	-

MOVEMENTS

	Accumulated Cost of Transactions	Accumulated Amount of Capital Stock Allocated	Accumulated Amount of Reserve Allocated	Premium/Deficit for Allocation of Shares
Balance as of last report	748,865,265	43,060,016	705,805,265	-
Balance as of current report	754,485,505	43,387,436	711,098,085	-

The nominal/theoretical share value is: 1.255445

Issuer's Comments

In all reports, the balance for each series and/or linked unit and/or CPO of operations carried out shall be integrated.

REPORT OF PURCHASE AND ALLOCATION OF HELD SHARES

File No.
82-4609

January 28,2003

COMPANY NAME

WAL-MART DE MEXICO, S.A. DE C.V.

TICKER SYMBOL AT THE MEXICAN STOCK EXCHANGE

WALMEX

AMOUNTS AUTHORIZED BY SHAREHOLDERS' MEETING

	Date of Shareholders' meeting	Max. Amount of Capital Stock Susceptible to Lien	Reserve Amount	Retained Earnings as of Previous Year
Constitution	27/03/2002	3,717,512,000	3,717,512,000	23,175,414,000
ACTUAL		3,717,512,000	3,717,512,000	23,175,414,000

TRANSACTIONS BY SERIES

SERIES: C

Date of Transaction	Type of transaction	Number of shares	Charge to capital	Individual Share Price	Amount of the transaction(s)	Brokerage House	Balances	Treasury Stock	Number of Shares
28/01/2003	BUY	350,000	SOCIAL	20.70	7,245,000	GBM	Balance as of last report	34,559,400	549,070,921
							Balance as of current report	34,909,400	548,720,921
								Balance as of last report	Balance as of current report
TOTAL		350,000			7,245,000		Capital stock balance	32,658,743,000	32,658,743,000

SERIES: V

Date of Transaction	Type of transaction	Number of shares	Charge to capital	Individual Share Price	Amount of the transaction(s)	Brokerage House	Balances	Treasury Stock	Number of Shares
							Balance as of last report	-	3,909,124,724
							Balance as of current report	-	3,909,124,724
								Balance as of last report	Balance as of current report
TOTAL		-			-		Capital stock balance	-	-

MOVEMENTS

	Accumulated Cost of Transactions	Accumulated Amount of Capital Stock Allocated	Accumulated Amount of Reserve Allocated	Premium/Deficit for Allocation of Shares
Balance as of last report	754,485,505	43,387,436	711,098,085	-
Balance as of current report	761,730,505	43,826,842	717,903,679	-

The nominal/theoretical share value is: 1.255445

Issuer's Comments

In all reports, the balance for each series and/or linked unit and/or CPO of operations carried out shall be integrated.